                                                                     Exhibit 4.2

                 ADDENDUM TO MEMORANDUM OF TERM LOAN AGREEMENT

        This shall amend the Memorandum of Term Loan Agreement ("Memorandum Agreement") between James C. Calaway ("Calaway") and Edge Joint Venture II ("Edge") dated December 20, 1994 which sets forth the terms and provisions of a $2,000,000.00 loan/line of credit between Calaway and Edge ("the Loan").

1. With respect to the Western 3-D Grid, Buckeye Project Area, Spartan, Spartan Extension, Belco (BTA1 and BTA2) Hiawatha and any other 3-D grid areas identified and developed by Edge prior to the Change of Interest Date (the "3-D Grids"), Calaway shall receive a .1% of 8/8ths overriding royalty interest ("ORRI") and a 1% of 8/8ths reversionary working interest after payout ("RWI") in all wells (and the associated leases and/or unit) located in Prospects within such areas where the well is proposed (either by Edge or its working interest partners) prior to the date of the Change of Interest Date. In all Prospects which are subject to the Memorandum Agreement and which cover lands located outside of such 3-D Grid areas, Calaway shall receive his .2% of 8/8ths ORRI and 1% of 8/8ths RWI on all wells and related leases in such Prospects where the well is proposed prior to the Change of Interest Date. The "Change of Interest Date" is defined as the date the Loan is paid in full, but if the loan is paid in full prior to the date of an event causing dissolution of the Joint Venture, the Change of Interest Date shall be the date of dissolution of the Joint Venture. Calaway's ORRI, however, will only apply to Prospects that have not been marketed as of December 20, 1994 or which were not subject to a prior loan agreement between Calaway and Edge (ie. for example, Tyler). On Prospects which were marketed by Edge prior to December 20, 1994, Calaway's RWI shall apply, but the ORRI shall not apply, in accordance with the terms of the December 20, 1994 Memorandum Agreement.

2. At the Change of Interest Date, Calaway and Edge shall create an AMI (the "3-D AMI") consisting of all acreage in which Edge or its partners as of the Change of Interest Date (a) have shot or acquired 3-D geophysical data, or (b) have a firm contractual commitment to permit or shoot 3-D geophysical data. A separate 3-D AMI shall be created for each such 3-D area. From and after the Change of Interest Date, Calaway shall be entitled to receive (i) .1% of 8/8ths ORRI and 1/2 of 1% of 8/8ths RWI in all wells and leases in all geological Prospects located within each such 3-D AMI area where the well is proposed after the Change of Interest Date (except for the wells and leases in which Calaway's interests have vested pursuant to Paragraph No. 1 above), and
        (ii) 1/2 of .2% ORRI and 1/2 of 1% RWI on all such wells in all Prospects and leases which are subject to the Memorandum Agreement and which cover lands located outside of such 3-D AMI areas (except for the wells and leases in which Calaway's interests have vested pursuant to Paragraph No. 1 above). Calaway's rights in each such 3-D AMI and Prospect shall continue in perpetuity as long as Edge owns any interest therein.

3. Notwithstanding the foregoing, on any Prospect located entirely outside of the 3-D Grids described in Paragraph 1 above and the 3-D AMIs described in Paragraph 2 above, where Edge promotes a third-party investor by retaining a reversionary, carried or other promoted interest, then Calaway's ORRI shall be his full, regular .2% ORRI (as set forth in the Memorandum Agreement) with respect to wells proposed prior to the Change of Interest Date and 1/2 of .2% ORRI with regard to wells proposed thereafter with respect to such Prospect. On all Prospects located inside such 3-D AMI's and 3-D Grids, the ORRI of Calaway shall be .1% notwithstanding any promote by Edge of a third party.

4. After the Change of Interest Date, Calaway shall not be entitled to any additional interests in any other Edge Prospects or 3-D areas other than those described in the Memorandum Agreement, as herein amended, and in the AMIs created pursuant to Paragraph 2 hereof.

5. In cases where Edge acquires less than 100% of the outstanding working interest due to the existence of a pre-existing, outstanding, non-promoted leasehold owner, the Calaway ORRI and RWI shall be reduced proportionately to the working interest acquired by Edge in each lease in such Prospect. The ORRI and RWI of Calaway shall be subject to pooling, unitization and farmout by Edge in the same manner as Edge's other internal ORRI's and RWI's.

6. With respect to the Nita Shallow Prospect and Four Sisters Prospect, Calaway shall be entitled to receive one-half of his regular interests, or .1% overriding royalty interest and .5% reversionary working interest, on a prospect-by-prospect basis for each shallow Prospect developed by Edge. In all other respects such interests in such shallow Prospects shall be computed in the same manner as set forth herein.

7. "Payout" for purposes of Calaway's RWI shall be computed separately on each Prospect. "Prospect" as used herein means a separate reservoir area that contains, or based on the application of sound geological and/or geophysical principles is reasonably believed to have the potential to contain, a reservoir of oil and/or gas, and will be limited in depth to the base of the particular strata or formation involved. For purposes of calculating payout, Edge shall attempt to allocate the cost to acquire the 3-D seismic data for each 3-D Grid or AMI equally between the first ten (10) successful prospects drilled in each 3-D Grid or 3-D AMI. By "successful prospect" it is meant a prospect which is drilled and with respect to which the initial test well is capable of producing oil or gas in commercial quantities. However, Edge reserves the right to adjust and reallocate the 3-D seismic costs in any manner it deems reasonable so that all such costs are recovered prior to the Calaway RWI becoming effective as regards and Prospects and production therefrom situated inside of the applicable 3-D Grid or AMI. Payout will be calculated by Edge in the usual manner taking into account the allocated cost of seismic, the costs of acquiring leases, and brokerage together with the cost of drilling, testing, completing and operating each prospect until payout, and shall occur when Edge has recouped all such costs from all sources related to the prospect including, without limitations, any prospects sales.

8. By way of clarification of Calaway's rights as set forth in Paragraph 7 of the December 20, 1994 Memorandum Term Loan Agreement, in any transaction which involves a public offering and in which the assets of Edge Petroleum Corporation or Edge Group II Limited Partnership are combined, Calaway shall have the right to sell his proved producing (both proved developed producing and proved developed non-producing) reserves in return for stock of Edge Petroleum Corporation or the new entity based on the value of such proved reserves net to Calaway's interest as determined by the same June 30, 1996 Ryder Scott report or other similar independent petroleum engineering evaluation report as is used to value Edge Joint Venture II's reserves. Such valuation will be made at the same time as Edge Petroleum Corporation's interests are valued. Calaway's interests in possible reserves or non-producing properties including AMI rights shall not be contributed to the new entity, and Calaway will receive no value therefor. Calaway will be given the option to receive a number of shares of stock in the new entity equal to the value of his proved reserves (which shall be the present value of estimated future net revenues after income tax discounted at 10% as determined by the above Ryder Scott report) contributed to the new entity divided by the per share offering price to the public. Edge Petroleum Corporation or the new entity may offer the securities to Calaway by means of a private placement under relevant securities laws.

9. Calaway's ORRI and RWI in any 3-D area or Prospect covered hereby which are subject to this Agreement must vest, if at all, prior to the last to die of all of the presently living descendants of Joseph P. Kennedy, father of the late President of the United States, plus a period of twenty-one (21) years.

        In all other respects the Memorandum Agreement as previously amended and as amended hereby, shall remain in full force and effect in accordance with its terms. This Agreement is binding on the successors and assigns of the parties hereto, and may be executed in counterparts.

        EXECUTED THIS __________ DAY OF ___________, 1996.

                                   EDGE JOINT VENTURE II
                                   BY EDGE PETROLEUM CORPORATION,
                                   MANAGING PARTNER

                                   By /s/ John E. Calaway
                                     _____________________________________
                                                John E. Calaway
                                                President/C.E.O.

                                   By /s/ James C. Calaway
                                     _____________________________________
                                                James C. Calaway

AGREED:

EDGE GROUP II LIMITED PARTNERSHIP


By: /s/ John Sfondrini
   ______________________________
        John Sfondrini
        General Partner

               TERMS OF PROPOSED $2,000,000 LOAN/LINE OF CREDIT
              BETWEEN JAMES C. CALAWAY AND EDGE JOINT VENTURE II


1.      Existing balance of $350,000 loan rolled up into new loan.

2.      $650,000 new advance to be funded by February 1, 1995.

3. $1,000,000 line of credit during term of loan agreement. Requires 30 day notice to drawdown. Partial drawdowns are permitted.

4. Interest Rate: 10% per annum payable monthly in arrears on outstanding principal amount. Interest payments due on first of each month or the next day that is not a Saturday, Sunday or legal holiday.

5. Term of Loan: Due in full on April 8, 1996. At Edge Joint Venture II's option, it may extend the due date to coincide with the end of the "Windup Period" of the Edge Joint Venture II, not to exceed two years from April 8, 1996. The loan can be prepaid, but James C. Calaway will be entitled to receive the RWI and ORRI set forth herein on any prospects which are leased or commenced to be leased during the term of the Edge Joint Venture II and including the "Windup Period", but with regard to any prospect which Edge Joint Venture II transfers to Edge Petroleum Corporation, Edge Group II L.P. or any other party during the "Windup Period", James C. Calaway's RWI and ORRI will only apply to the leases and interests in leases in such prospects which Edge Joint Venture II owned as of the date of such transfer, and if such leases cover less than 100% of the leasehold estate in the tracts included in the prospect, James C. Calaway's interest shall be reduced proportionately.

6. Security: A lien on all assets of Edge Joint Venture II subject to the rights of RIMCO or any party who succeeds to RIMCO's position as a first lienholder.

7. James C. Calaway will have the option to participate, on a net basis, up to the amount of his loan balance in any new permanent debt financing that occurs before the termination of the Joint Venture or within 6 months after the termination. By "net" basis it is meant that James C. Calaway's participation will not be diluted by any brokerage or underwriting fees or expenses associated with any such new debt financing. If as a result of the termination of the Edge Joint Venture II, Edge Petroleum Corporation elects to enter into a transaction whereby the oil and gas interests attributable to the limited partner interests of Edge Group II L.P. are rolled up into Edge Petroleum Corporation or another entity in return for stock, James C. Calaway shall have the option to roll in his oil and gas interests on the same valuation basis as the limited partners. Such

                                Terms of Proposed $2,000,000 Loan/Line of Credit
                              between James C. Calaway and Edge Joint Venture II
                                                                          Page 2

        valuation will be based on the same independent engineering evaluation report (ie., Ryder Scott or other independent petroleum valuation consultant) as is used to value the Edge Group II L.P. limited partner oil and gas interests.

8. James C. Calaway will earn the following in all prospects undrilled as of the date hereof that are leased or commenced to be leased during the term of the Edge Joint Venture II and including the "Windup Period":

        a.      1% of 8/8ths reversionary working interest; and

        b. .2% of 8/8ths overriding royalty interest on all prospects that have not yet been marketed as of the date hereof.

        James C. Calaway understands that his right to receive an assignment of his interests will be subject to obtaining any necessary consents or approvals. If Edge is unable to obtain the necessary consents or approvals to the assignments of the Calaway interest, Edge will account to James C. Calaway monthly, on a net profits basis or other mutually agreeable arrangement for the equivalent economic interest that James C. Calaway would be entitled to receive had such assignments been approved.

9. The reversionary working interest in any particular respect will be reduced proportionately in the event Edge retains, net to its interest in the prospect, less than 18.75% working interest (regardless of whether such 18.75% working interest consists of reversionary interest, working interest, carried interest or other type of working interest) or a combination of any of the foregoing. In any prospect in which Edge participates on an arms-length initial joint venture basis with a third party partner whose interest is not promoted by Edge, and, as a result of such joint venture participation receives an initial assignment in the prospect leases of less than 100%, then the .2% ORRI of James C. Calaway shall be reduced proportionately to the percentage interest in the prospect leases which Edge receives. The interests earned by James
        C. Calaway will be assigned on Edge's usual form and will be subject to pooling, unitization and farmout by Edge in the same manner as other interests in the prospect leases are. Payout of the James C. Calaway 1% RWI will be computed in the same manner as payout of Edge Joint Venture II's reversionary interest. In cases where Edge acquires a working interest, payout of the James C. Calaway 1% RWI will occur when Edge recovers 100% of the costs of acquiring such working interest.

        On any prospect where Edge acquires an interest in existing production or proven reserves, James C. Calaway shall be entitled to receive his 1% RWI and .2% ORRI in such existing production and/or proved reserves reduced proportionately to the interest which Edge acquires therein. The James C. Calaway RWI will be effective after Edge recovers all of its costs in connection with the acquisition of such interests.

                                Terms of Proposed $2,000,000 Loan/Line of Credit
                              between James C. Calaway and Edge Joint Venture II
                                                                          Page 3


10. James C. Calaway will be entitled to have access to all of Edge's records, well reports, engineering and accounting information relating to the properties in which he has an interest. In addition, Edge will furnish James C. Calaway at least quarterly a copy of its well status report.

11.     Edge Joint Venture II will be the sole obligor on the Note.

12. This memorandum shall exclude and not apply to any prospects in which James C. Calaway currently has an interest by virtue of his prior contracts with Edge, any prospects which are currently producing or drilling or have been drilled, and including the AMI's for such prospects. Such excluded prospects consist of but are not limited to the those prospects set forth in Exhibit "A" attached hereto.

13. Effective date of this memorandum of understanding is December 20, 1994. References in this memorandum to "Edge" shall refer to Edge Joint Venture II. This memorandum shall be subject to the terms and provisions of the formal Note, Deed of Trust and other security agreements entered into in connection with this loan.


        /s/ JOHN E. CALAWAY                         /s/ JAMES C CALAWAY
        --------------------------              -------------------------------
            John E. Calaway                             James C. Calaway

                          SUBORDINATE PROMISSORY NOTE
                          ---------------------------

$2,000,000.00                                   January 3,1995


        FOR VALUE RECEIVED, the undersigned, Edge Joint Venture II ("Maker") promises to pay to the order of James C. Calaway ("Payee"), at his address 811 Dallas, Suite 1214, Houston, Texas 77002, the aggregate principal sum from time to time outstanding hereunder, not to exceed the lesser of (a) principal sum of Two Million and No/100 Dollars ($2,000,000.00), and (b) the aggregate amount of advances made hereunder as recorded by Payee on Schedule I attached hereto, together, in each case, with interest on said principal equal to ten percent (10%) per annum.

        This Note shall be due and payable as follows:

        Monthly payments of interest only, at 10% per annum are payable in arrears on the outstanding principal balance hereunder and are due and payable on the first day of each month, commencing with February 1, 1995 and monthly thereafter, or if the first day of each month is a Saturday, Sunday, or legal holiday, then the next day that is not a Saturday, Sunday, or legal holiday. The entire unpaid principal balance and accrued interest shall be due and payable in full on April 8, 1996. At Maker's option, however, Maker may extend the due date of this Note to coincide with the end of the "Wind-up Period" of the Edge Joint
        Venture II partnership, but such extended due date shall not be later than April 8, 1998.

        Interest charges will be calculated on amounts advanced hereunder on the actual number of days said amounts are outstanding on the basis of a 365/366 day year, as the case may be. It is the intention of Maker and Payee to conform strictly to all applicable usury laws. It is therefore agreed that (i) in the event that the maturity hereof is accelerated by reason of an election by Payee, all unearned interest shall be canceled automatically or, if theretofore paid, shall either be refunded to Maker or credited on the unpaid principal amount of this Note, whichever remedy is chosen by Payee, (ii) the aggregate of all interest and other charges constituting interest under applicable law and contracted for, chargeable or receivable under this Note or otherwise in connection with the transaction for which this Note is given shall never exceed the maximum amount of interest, nor produce a rate in excess of the maximum rate of interest that Payee may charge Maker under applicable law and in regard to which Maker may not successfully assert the claim or defense of usury, and (iii) if any excess interest is provided for, it shall be deemed a mistake and the same shall either be refunded to Maker or credited on the unpaid principal amount hereof and this Note shall be automatically deemed reformed so as to permit only the collection of the maximum legal non-usurious rate and amount of interest. All sums paid or agreed to be paid to the holder of this Note for the use, forbearance or detention of the indebtedness evidenced hereby to the full extent allowed by applicable law, shall be amortized, prorated, allocated and spread through the full term of this Note.

        In the event of default in the payment of any installment of principal or interest when due hereunder, or upon the occurrence of any event of default under any document or instrument executed in connection with or as security for this Note, or upon failure in performance of any covenant, agreement, or obligation to be performed under any documents executed in connection with or as security for this Note, subject to the terms and provisions of that certain Subordination Agreement between Payee and RIMCO Partners, L.P. II and RIMCO Partners, L.P. III (the "Subordination Agreement"), Payee may declare the entirety of this Note, principal and interest, immediately due and payable without any notice, and failure to exercise said option shall not constitute a waiver on the part of Payee of the right to exercise the same at any other time.

        All past due principal and interest on this Note shall bear interest from maturity of such principal or interest (in whatever manner same may be brought about) until paid at the lesser of 18% per annum or the highest non-usurious rate allowed by applicable law. To the extent such highest non-usurious interest rate chargeable hereunder is determined by reference to the laws of the State of Texas, same shall be determined by reference to the indicated (weekly) rate ceiling (as defined and described in Texas Revised Civil Statutes, Article 069-1.04, as amended) at the applicable time in effect. In the event default is made in the payment of this Note in whatever manner its maturity may be brought about, and it is placed in the hands of an attorney for collection, or is collected through probate, bankruptcy or other proceedings, Maker promises to pay all costs and reasonable attorneys' fees incurred by Payee as a result thereof.

        Maker and every surety, endorser and guarantor of this Note waive grace, notice, demand, presentment for payment, notice of non-payment, protest, notice of protest, notice of intention to accelerate, notice of acceleration of the indebtedness due hereunder and all other notice, filing of suit and diligence in collecting this Note, and the enforcing of any of the security rights of Payee, and consent and agree that the time of payment hereof may be extended without notice at any time and from time to time, and for periods of time whether or not for a term or terms in excess of the original term hereof, without notice or consideration to, or consent from, any of them.

        Subject to the terms and provisions of the Subordination Agreement, this Note may be prepaid, in whole or in part, at any time without penalty.

        Any such amounts so paid and received by Payee or other holder hereof shall be applied to any indebtedness of Maker to Payee in such order as Payee shall elect in its sole discretion.

        The indebtedness evidenced by this Note is secured by a Mortgage, Deed of Trust, Assignment of Production, Security Agreement and Financing Statement on all of the oil and gas properties and other assets of Maker as described in a deed of trust of even date herewith between Maker and Payee. Pursuant to the Subordination Agreement, the principal and interest on this Note and the liens securing this Note are junior, subordinate, and subject to (a) the indebtedness owning to RIMCO Partners, L.P. II, RIMCO Partners, L.P. III, and RIMCO/NYL, L.P. and their successors and assigns (collectively, the "Purchasers") pursuant to their Note Purchase Agreement with Maker (15.5% Senior Secured Notes) dated effective April 8, 1991 as amended from time to time and (b) all liens, security interests, assignments and other rights and interests granted to the Purchasers under or in connection with such Note Purchase Agreement.

        This Note is made pursuant to a memorandum of understanding between Maker and Payee dated December 20, 1994, as amended by Addendum dated January 3, 1995. The initial principal advance under this Note in the amount of $500,000 was made on December 23, 1994 (advanced by James C. Calaway, individually), and the second principal advance in the amount of $483,727.33 (advanced by James C. Calaway IRA) was made on January 10, 1995. Additional drawdowns of principal may be requested by Maker and will be funded by Payee within 30 days after Maker delivers to Payee at the address set forth above a funding drawdown request. If Payee has not sold his stock in Pinpoint Communications, the last $500,000 of principal amount to be advanced hereunder will be advanced at Payee's option.

        Notwithstanding any other provision of this Note, the obligation to pay the indebtedness represented by this Note shall be nonrecourse to and without personal liability of the partners in Maker, and their successors and assigns for all purposes. The Payee and its successors and assigns agree to look only to Maker and its assets for repayment of any and all of the indebtedness herein and not to any partner of Maker or their successors or assigns.

        The terms and provisions hereof shall be binding upon and inure to the benefit of Maker and Payee and their respective successors and assigns.

        EXECUTED EFFECTIVE the day and year first written above.

                                "Maker":
                                 ----


                                EDGE JOINT VENTURE II

                                BY:  EDGE PETROLEUM CORPORATION,
                                     its Managing Partner



                                     By: /s/ JOHN E. CALAWAY
                                        ______________________________
                                         John E. Calaway, President